

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Cecilia Jones
Chief Financial Officer
AGIOS PHARMACEUTICALS, INC.
88 Sidney Street
Cambridge, MA 02139

> **Re: AGIOS PHARMACEUTICALS, INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-36014**

Dear Cecilia Jones:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Cost of Sales, page 70

1. You disclose that it is your policy to expense costs associated with the manufacturing of your products prior to regulatory approval and, therefore, they are not included in costs of sales. With regards to PYRUKYND®, please tell us, and provide proposed disclosure to be included in future periodic reports, the following:
   - The cost of the inventory build-up prior to regulatory approval that had been expensed in prior periods as research and development expenses (i.e. zero cost inventories)
   - The estimated selling value of zero cost inventory on hand at December 31, 2023 and when you expect, based on your current sales trends, the zero cost inventories to be depleted
   - The shelf life of your inventory and your consideration of whether or not your inventory will be determined to be obsolete in future periods.

Research and Development Expenses
PYRUKYND (mitapivat): First-in-Class PK Activator, page 71

2.   You note that in connection with your regulatory approvals in the EU and Great Britain, you are currently providing access to PYRUKYND® free of charge for eligible patients in those jurisdictions through a global managed access program and that you may provide access to PYRUKYND® for adult patients with PK deficiency in other jurisdictions upon request through the global managed access program. Please tell us, and provide proposed disclosure to be included in future periodic reports, the following:

- A robust description of the global managed access program and how your product is process through this program
- Your accounting policy for the free products provided through the global managed access program
- The expense incurred in each jurisdiction for the product provided free of charge through the global managed access program or a statement, if true, that the aggregated expense is not considered by management to be material
- A discussion regarding your future plans and/or obstacles you have encountered to commercialize PYRUKYND® in the EU and Great Britain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sasha Parikh at 202-551-3627 or Tracie Mariner at 202-551-3744 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences